ABVC BioPharma, Inc.

44370 Old Warm Springs Blvd.,

Fremont, CA 94538

VIA EDGAR

June 7, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Attn:	Mr. Tyler Howes

Re:	ABVC BioPharma, Inc.
Amendment to Registration Statement on Form S-1, as amended (File No. 333-271416)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, ABVC BioPharma Inc., a Nevada corporation (the “Company”), hereby requests that the effective date of the above-referenced registration statement on Form S-1, as amended, be accelerated so that it will become effective at 11:00 a.m. Eastern Time on June 8, 2023 or as soon thereafter as practicable.

Very truly yours,

/s/ Howard Doong
Howard Doong Chief Executive Officer